Exhibit 99.1

Telesat Canada Announces Proposed Notes Offering

OTTAWA, CANADA, April 30, 2012 –Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings Inc. (“Holdings”) today announced that, together with Telesat LLC, as co-issuer, it intends to issue US$700 million of senior notes due 2017 (the “Senior Notes”). Telesat intends to use the net proceeds from the offering to fund the repurchase or redemption pursuant to a cash tender offer (the “Tender Offer”) and related consent solicitation for its outstanding 11.0% senior notes due November 1, 2015. The closing of the Tender Offer and related consent solicitation remains subject to the satisfaction of the terms and conditions of such Tender Offer.

The Senior Notes are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States, only to non-U.S. investors pursuant to Regulation S. The Senior Notes will not be registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent an applicable exemption from registration requirements or in a transaction not subject to the registration requirements of the Securities Act or any state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering memorandum. No assurance can be made that the Senior Notes will be issued.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “subject to”, “intends”, “would” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2011, filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012, as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC. This filing can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 12 satellites and the Canadian Ka-band payload on ViaSat-1, plus one satellite preparing for launch and another under construction. Telesat also manages the operations of additional satellites for third parties.  Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)